Amending Letters Patent	Lettres patentes Modificatives

Insurance Companies Act	Loi sur les sociétés d’assurances

The Secretary of State (International Financial Institutions), on behalf of the Minister of Finance and pursuant to section 225 of the Insurance Companies Act declares that:	Au nom du ministre des Finances et en vertu de l’article 225 de la Loi sur les sociétés d’assurances, le secrétaire d’État (Institutions financières internationales) statue que :

• these letters patent change the name of Sun Life of Canada Holdings Corp. to Sun Life Financial Services of Canada Inc. and, in French, Financière Sun Life du Canada inc.; and	• les présentes lettres patentes autorisent Les Holdings Sun Life du Canada Corp. à changer sa dénomination sociale à celle de Financière Sun Life du Canada inc. et, en anglais, Sun Life Financial Services of Canada Inc.;

• the new name of the company will come into existence on the day that these amending letters patent are dated.	• la nouvelle dénomination sociale de la société sera en vigueur à compter de la date des présentes lettres patentes modificatives.

Date: November 19, 1999	Date: le 19 novembre 1999

Secretary of State
(International Financial Institutions)
Le secrétaire d’État
(Institutions financières internationales)
OSFI/BSIF 429